LandBridge Company LLC

5555 San Felipe Street, Suite 1200

Houston, Texas 77056

(713) 230-8864

June 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Dorrie Yale
Catherine De Lorenzo
Ameen Hamady
Shannon Menjivar

Re:	LandBridge Company LLC
Registration Statement on Form S-1
File No. 333-279893

Ladies and Gentlemen:

On behalf of LandBridge Company LLC (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 P.M., Eastern Time, on June 27, 2024, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

We request that we be notified of such effectiveness by a telephone call to Mike S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350 and to David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 and that such effectiveness also be confirmed in writing. Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,

LANDBRIDGE COMPANY LLC

By:	/s/ Jason Long
Name:	Jason Long
Title:	Chief Executive Officer

cc:	David P. Oelman, Vinson & Elkins L.L.P.
Michael S. Telle, Vinson & Elkins L.L.P.

[Signature Page to Company Acceleration Request]